

August 11, 2011

Via E-mail
Wayne Wetherell
Chief Financial Officer
Imageware Systems, Inc.
10883 Thornmint Road
San Diego, CA 92127

> **Re: Imageware Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 2, 2011**
> **File No. 001-15757**

Dear Mr. Wetherell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1, page 3

1.   The adoption of your proposal to increase the number of authorized shares of common stock will enable the holders of outstanding convertible notes and warrants to convert or exercise these securities. You state that you currently do not have enough authorized shares available for issuance upon the conversion of certain notes and warrants issued to a significant investor. Because you have a plan to use a portion of the shares that will be authorized upon adoption of the proposal, you should provide information about the potential issuances of those shares that would be required, were shareholders voting directly on the issuance of those shares. Refer to Note A to Schedule 14A. Accordingly, your proxy statement should include disclosure responsive to Item 11 and/or Item 12 of Schedule 14A to enable investors to make informed voting decisions. Revise your disclosure, as applicable. Informing shareholders that the proposal relates to "certain notes and warrants" fails to describe the purpose and intended impact of the proposal with adequate specificity.

2.   You state on page 4 that your significant investor has agreed that the conversion of certain outstanding notes and the exercise of certain warrants is contingent upon the approval of the proposed amendment. Discuss the implications if the proposed transaction is not approved.

3.   We note that Items 11 and 12 of Schedule 14A, which appear applicable to your transaction, require the information specified by Item 13 of Schedule 14A. If you do not believe that such information is necessary for an informed voting decision, please provide us with your analysis supporting that conclusion.

Ownership of Securities, page 8

4.   Please revise your beneficial ownership table to present share ownership in a manner consistent with the requirements of Item 403 of Regulation S-K. In this regard, your current table includes shares as beneficially owned by shareholders, such as Goldman Capital, although those shares are not currently held and may not be acquirable within 60 days. Specifically, shares that could only be acquired if proposal 1 is adopted are not beneficially owned for Item 403 purposes and should not be reported as beneficially owned as of July 29, 2011.

5.   It appears that the adoption of proposal 1 will materially affect the beneficial share ownership of some holders included in the table. To assist investors in understanding the impact of the proposal's adoption, we suggest that you provide pro forma columns to the table, showing post-adoption share and percentage ownership.

6.   Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers over the shares held of record by the legal entities listed in your beneficial table. Refer to Securities Exchange Act Rule 13d-3.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Maryse Mills-Apenteng
Special Counsel

Cc: Via E-mail
        Dan Rumsey